

November 07, 2013

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

      Re: Energy XXI (Bermuda) Limited
               Form 10-K for Fiscal Year Ended June 30, 2013
               Filed August 21, 2013
               Response Letter Dated October 9, 2013
               File No. 001-33628

Dear Mr. Griffin:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 87

1.   We note you referred us to the disclosure on page 109 of "total costs related to unproved properties and wells-in-progress excluded from the amortization base" in response to comment 7 in our letter dated September 26, 2013. However, it does not appear that this disclosure complies with Rule 4-10(c)(7)(ii) of Regulation S-X. Your disclosure should provide a tabular presentation of the amounts of such excluded costs incurred: (1) in each of the three most recent fiscal years and (2) in the aggregate for any earlier fiscal years in which the costs were incurred. Additionally, the categories of costs should be: (1)

acquisition costs, (2) exploration costs, (3) development costs in the case of significant development projects, and (4) capitalized interest. Please revise to provide disclosure consistent with Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 6 – Long-Term Debt, page 88

2.   Your response to comment 8 in our letter dated September 26, 2013 states: "As of June 30, 2013, the net assets of all subsidiaries of Parent other than EGC did not exceed 25% of consolidated net assets; accordingly no condensed parent company disclosures were made." Please note that parent-only financial statements should be presented when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets. Please provide us with an analysis supporting the position that you are not required to provide the schedule prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X. Also refer to SAB Topic 6K2.

Note 16 – Income Taxes, page 101

3.   Your response to comment 9 in our letter dated September 26, 2013 states the line item captioned "revaluation of tax attributes" in your income tax reconciliation relates to deferred tax liabilities resulting from differences between the book carrying value of your producing oil and gas properties and their corresponding tax bases. Please provide us with additional detail explaining this difference (e.g., specifically identify items expensed for tax purposes, but capitalized for book purposes). As part of your response, please tell us whether this adjustment relates to current or prior year differences. In addition, please tell us how the caption "revaluation of tax attributes" enables a financial statement user to understand the nature of this reconciling item in accordance with FASB ASC 740-10-50-12.

4.   We note your response to comment 10 in our letter dated September 26, 2013. Please tell us how you considered disclosing individual reconciling items equal to or greater than five percent of your tax provision as required by Rule 4-08(h) of Regulation S-X. We note that you identified the following reconciling items as material at this level in correspondence dated May 29, 2013:

- The reserve attributable to section 165 abandonment losses and the reserve attributable to the state of Louisiana effect of the book carrying value of producing properties over their respective tax bases for the fiscal year ended June 30, 2012; and

- The deferred tax assets attributable to capital loss carryforwards and state of Louisiana net operating loss carryforwards for the fiscal year ended June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director